Page 1	August 3, 2015

VIA EDGAR TRANSMISSION

Ms. Claire Erlanger
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      Gol Intelligent Airlines, Inc.

Form 20-F for the year ended December 31, 2014

Filed April 30, 2015

File No. 001-32221

Response to Staff Comment Letter dated July 20, 2015

Dear Ms. Erlanger:

Thank you for taking our recent call.  As we discussed on the call, Gol Linhas Aéreas Inteligentes S.A. (the “Company”) has requested an extension to respond to a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated July 20, 2015, concerning the Company’s annual report on Form 20-F filed on April 30, 2015.

The Company has requested the extension to enable the Company to ensure that the Company’s internal accounting group and external Brazilian and U.S. independent auditors have sufficient time to coordinate detailed responses to the Staff’s comments.  You indicated in the call that the Staff would grant the Company an extension of ten business days for responding to the Staff’s letter to August 17, 2015.  The Company very much appreciates your flexibility in this regard and we look forward to working with you on this matter.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg of Milbank, Tweed, Hadley & McCloy LLP, our counsel, at +55-11-3927-7702 or me at +55-11-2128-4000.

Sincerely,

/s/ Edmar Prado Lopes Neto
GOL Linhas Aéreas Inteligentes S.A.
By: Edmar Prado Lopes Neto
Title: Investor Relations Officer

cc: Melissa Raminpour and Heather Clark, Division of Corporation Finance
Securities and Exchange Commission

Tobias Stirnberg
Milbank, Tweed, Hadley & McCloy LLP